UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025277

FORM 11-K


RECEIVED
JUN 30 2003
WASH, D.C.
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-25160

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Alabama National BanCorporation Employee Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Alabama National BanCorporation
1927 First Avenue North
Birmingham, Alabama 35203

Alabama National BanCorporation
Employee Capital Accumulation Plan
Contents
For the Year Ended December 31, 2002

Page(s)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Board of Directors of
Alabama National BanCorporation Employee Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alabama National BanCorporation Employee Capital Accumulation Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed on the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 12, 2003

Alabama National BanCorporation
Employee Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value (Note 3)	$ 15,910,986	$ 13,172,963
Dividend and interest receivable	44,330	31,613
Employer contributions receivable	129,231	95,388
Employee contributions receivable	78,525	79,178
Total assets	$ 16,163,072	$ 13,379,142
Net Assets Available for Benefits		
Net assets available for benefits	$ 16,163,072	$ 13,379,142

The accompanying notes are an integral part of these financial statements.

Alabama National BanCorporation
Employee Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Investment income	
Cash dividends on Alabama National BanCorporation common stock	$ 95,249
Dividend and interest income	144,602
Net depreciation in fair value of investments (Note 3)	(1,026,902)
Net investment income	(787,051)
Employer contributions	1,778,327
Employee contributions	2,343,317
Rollover contributions	44,479
Total additions	3,379,072
Deductions	
Payments to participants	595,142
Total deductions	595,142
Net additions	2,783,930
Net Assets Available for Benefits	
Beginning of year	13,379,142
End of year	$ 16,163,072

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Alabama National BanCorporation Employee Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established by Alabama National BanCorporation (the "Employer") to provide retirement benefits for eligible employees of the Employer. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all eligible employees of the Employer.

Employees are eligible to participate in the Plan after completing one year of service, as defined in the Plan agreement, and the employee's attainment of age 21.

Contributions

Contributions to the Plan may consist of employee elective deferral contributions, employee in-service contributions, rollover contributions, and employer matching contributions. Employee elective deferral contributions are made by payroll deduction in amounts not less than 1% nor more than 15% of their compensation. The Employer contributes an equal amount not to exceed 5.5% of the participant's compensation. The Employer has the discretion to increase the employer matching contribution percentage.

The assets of the Plan are held and invested by National Bank of Commerce (the "Trustee"). Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions. The Plan has engaged Federated Retirement Plan Services (FRPS) to be the recordkeeper of the Plan.

Participants' Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees' elective deferral contributions, employee in-service contributions, rollover contributions, and their allocated portion of the employer matching contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

Vesting

Employee elective deferral contributions, employee in-service contributions, and rollover contributions become fully vested upon receipt. Employer matching contributions that have not vested at the time a covered employee ceases to participate in the Plan are forfeited and are used to reduce subsequent employer contributions to the Plan. Forfeitures for the year ending December 31, 2002, amounted to $16,788. A participant's account becomes fully vested upon the participant's death, total disability, attaining normal retirement age, or according to the following schedule for years of service as a plan member:

Years of Service	Vesting
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

The employees of the Community Bank of Naples 401(k) Profit Sharing Plan and Trust (the "Naples Plan") who were participants on or before December 31, 1999 will retain the vesting schedule of the Naples Plan.

Investment Options
The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. The Plan offers seventeen investment options, including one money market fund, fifteen mutual funds, and Employer's common stock.

2. Summary of Significant Accounting Policies

Basis of Financial Statements
The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments
Employer's common stock, money market fund, and mutual funds are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are reflected as of the settlement date. There were no material unsettled trades at December 31, 2002 or 2001. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

Contributions
Contributions to the Plan from employee elective deferral contributions and employer matching contributions are recorded in the period in which the Employer makes the deductions from the participants' pay. Contributions receivable from elective deferrals of salary are accrued based on unremitted deductions from participating employees' pay.

Administrative Fees
The Employer provides certain administrative and accounting services to the Plan at no cost and also pays other administrative expenses on behalf of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

3. **Investments**

Investments held by the Plan at December 31, 2002 and 2001 are summarized as follows:

	Fair Value	
	2002	2001
Employer common stock	$ 4,606,824	$ 2,877,244
Money market fund	4,047,217	2,623,861
Mutual funds	7,250,913	7,661,441
Participant loans	6,032	10,417
	$15,910,986	$13,172,963

The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in fair value of $1,026,902 during the year ended December 31, 2002 as follows:

Employer common stock	$ 908,845
Mutual funds	(1,935,747)
	$ (1,026,902)

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2002 and 2001:

	Fair Value	
	2002	2001
Alabama National BanCorporation Common Stock	$ 4,606,824	$ 2,877,244
Federated Cash Management Trust Fund	$ 4,047,217	$ 2,623,861
Federated Stock Trust Fund	$ 1,567,034	$ 1,773,092
Federated Growth Strategies Fund	$ 953,419	$ 1,170,470
Federated Max Cap Fund		$ 998,967
Janus Fund	$ 956,513	$ 1,220,951

4. Income Tax Status

The Plan obtained its latest determination letter on February 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was qualified under Section 401(a) of the Internal Revenue Code ("IRC") and was, therefore, exempt from federal income taxes under the provisions of Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Termination Priorities

The Employer expects to continue the Plan indefinitely. However, the Employer retains the right to amend or terminate the Plan at any time. Should the Plan be terminated, all accounts would become fully vested and the net assets available for benefits would be distributed to the participants.

6. Related Party Transactions

Plan investments include certain shares of investment funds managed by Federated Investors, Inc., the parent of FRPS.

In addition, the Trustee of the Plan, National Bank of Commerce, is a subsidiary of the Employer.

Supplemental Schedule

Alabama National BanCorporation
Employee Capital Accumulation Plan
Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Alabama National BanCorporation	Common stock	$ 4,606,824
*	Federated Cash Management Trust Fund	Money market fund	4,047,217
*	Federated Stock Trust Fund	Mutual fund	1,567,034
*	Federated Kaufmann Fund	Mutual fund	606,161
*	Federated Growth Strategies Fund	Mutual fund	953,419
*	Federated Intermediate Income Fund	Mutual fund	499,552
*	Federated Max Cap Fund	Mutual fund	703,285
*	Federated GNMA Trust Fund	Mutual fund	390,665
*	Federated Managed Growth Portfolio Fund	Mutual fund	75,031
*	Federated Managed Conservative Growth Fund	Mutual fund	49,484
*	Federated Managed Moderate Growth Fund	Mutual fund	117,933
*	Federated International Small Company Fund	Mutual fund	108,891
	Dreyfus Founders Discovery Fund	Mutual fund	189,575
	Dreyfus Founders Growth Fund	Mutual fund	112,833
	Janus Fund	Mutual fund	956,513
	Janus Worldwide Fund	Mutual fund	530,617
	Scudder Large Company Value Fund	Mutual fund	389,920
*	Participant loans	Rate of interest 6.50%; various maturities	6,032
			$ 15,910,986

* Denotes party-in-interest to the Plan.

Note: Information required in Column d is not required due to all investments being participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2003.

ALABAMA NATIONAL BANCORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

By: NATIONAL BANK OF COMMERCE OF BIRMINGHAM, TRUSTEE



By: Frederick A. Murphy
Vice President and Assistant Manager

Exhibit Index

Exhibit 23	Consent of PricewaterhouseCoopers LLP
Exhibit 99.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.2	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-27285) of Alabama National BanCorporation of our report dated June 12, 2003, relating to the financial statements of Alabama National BanCorporation Employee Capital Accumulation Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 25, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Alabama National BanCorporation ("Alabama National") Employee Capital Accumulation Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John H. Holcomb, III, Chief Executive Officer of Alabama National, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003

By: John H Holcomb III
John H. Holcomb III
Chief Executive Officer

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Alabama National BanCorporation ("Alabama National") Employee Capital Accumulation Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William E. Matthews, V, Chief Financial Officer of Alabama National, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



By:________________________
William E. Matthews V
Chief Financial Officer